SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SONIC SOLUTIONS

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

835460106

(CUSIP Number)

copies to:
Stephen Yu, Esq.	Jon Gavenman, Esq.
Rovi Corporation.	Cooley LLP
2830 De La Cruz Blvd.	3175 Hanover Street
Santa Clara, CA 95050	Palo Alto, CA 94304-1130
(408) 562-8400	(650) 843-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

December 22, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 835460106 13D Page 2 of 11 Pages
1	NAMES OF REPORTING PERSONS ROVI CORPORATION I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 26-1739297
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,059,407 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,059,407 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,059,407 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(1)(2)
14	TYPE OF REPORTING PERSON CO

(1)	As described herein, the reporting person has shared voting and dispositive power over 4,059,407 shares beneficially owned by the issuer’s directors and officers with respect to the specific matters identified in the Shareholder Agreement between each of such directors and officers and the reporting person (the “Shareholder Agreements”). This amount includes options to purchase an aggregate of 1,438,544 shares that are believed to be exercisable within 60 days. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Rovi Corporation that it is the beneficial owner of any of the shares beneficially owned by any of the directors and officers of the issuer for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Calculated based on 49,263,927 shares of the issuer’s common stock outstanding as of December 22, 2010, as set forth in the Merger Agreement (as defined below in Item 3 of this Schedule 13D) and 1,438,544 shares issuable upon exercise of options exercisable within 60 days.

ITEM 1.	SECURITY AND ISSUER

The statement contained in this Schedule 13D (this “Schedule 13D”) relates to the Common Stock, no par value per share (the “Sonic Common Stock”), of Sonic Solutions, a California corporation (“Sonic”). The principal executive offices of Sonic are located at 7250 Redwood Blvd., Suite 300, Novato, CA 94945.

ITEM 2.	IDENTITY AND BACKGROUND

(a)–(f) The name of the person filing this statement is Rovi Corporation, a Delaware corporation (“Rovi”). Rovi is focused on powering the discovery and enjoyment of digital entertainment by providing a broad set of integrated solutions that are embedded in its customers’ products and services and used by end consumers to simplify and guide their interaction with digital entertainment. Rovi’s offerings include interactive program guides, embedded licensing technologies (such as recommendations and search capability), standards based media connectivity middleware, media recognition technologies, licensing of Rovi’s extensive database of descriptive information about television, movie, music, books, and game content and content protection technologies and services. The address of the principal office and principal business of Rovi is 2830 De La Cruz Boulevard, Santa Clara, CA 95050.

Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Rovi’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted. During the past five years, neither Rovi nor, to Rovi knowledge, any person named in Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Rovi nor, to Rovi’s knowledge, any person named in Schedule I to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. All of the directors and executive officers of Rovi named in Schedule I to this Schedule 13D are citizens of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 22, 2010, Rovi, Sparta Acquisition Sub, Inc., a California corporation and a wholly-owned subsidiary of Rovi (“Acquisition Sub”), and Sonic, entered into a definitive Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) which contemplates the acquisition by Rovi, through Acquisition Sub, of all of the outstanding Sonic Common Stock in a two-step transaction comprised of a combination cash and stock exchange offer for all of the issued and outstanding shares of Sonic Common Stock (the “Offer”), followed by a merger of Acquisition Sub with and into Sonic (the “First Merger”) immediately followed by the further merger of Sonic with and into another wholly-owned subsidiary of Rovi (the “Second Merger”, and together with the First Merger, the “Mergers”). In the Offer, each Sonic shareholder who participates in the Offer may elect to receive consideration in the form of $14.00 per share in cash or a fraction of a share of Rovi’s Common Stock equal to 0.2489, in each case, subject to adjustment for stock splits, stock dividends and similar events. Pursuant to the Merger Agreement, the terms of the Offer will provide that such elections shall, if necessary, be prorated and adjusted in order to cause 55% of the aggregate value of consideration paid in the Offer to consist of cash and 45% to consist of shares of Rovi Common Stock. In addition, upon the consummation of the Offer, all outstanding options and restricted stock units to acquire Sonic Common Stock will be affirmed and assumed by Sonic and will remain outstanding options and restricted stock units to acquire Sonic Common Stock. The effects of the First Merger on options to acquire Sonic Common Stock are discussed below in Item 4 of this Schedule 13D.

If immediately following the consummation of the Offer, Acquisition Sub holds, together with all shares held by Rovi, at least 90% of the then-outstanding shares of Sonic Common Stock (the “Short-Form Merger Threshold”), then Rovi and Acquisition Sub will consummate the First Merger pursuant to the short form merger procedures under California law as soon as practicable thereafter without a vote or any further action by the holders of shares of Sonic Common Stock.

Sonic has also granted to Rovi and Acquisition Sub an irrevocable option (the “Top-Up Option”), exercisable only in accordance with the terms and subject to the conditions set forth in the Merger Agreement, to purchase at a price per share equal to $14.00 per share, up to that number of newly issued shares of Sonic Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares that, when added to the number of shares of Sonic Common Stock collectively owned by Rovi or Acquisition Sub at the time of exercise, will constitute one share of Sonic Common Stock more than 90% of the shares of Sonic Common Stock (determined on a fully-diluted basis based on a formula set forth in the Merger Agreement); provided, however, that the Top-Up Option will not be exercisable for shares of Sonic Common Stock in excess of the number of shares Sonic is authorized to issue under its articles of incorporation but that are not issued and outstanding.

If, at any expiration date of the Offer, all of the conditions to the consummation of the Offer have been satisfied or waived, including the condition that more than 50% of the outstanding shares of Sonic common stock (determined on a fully-diluted basis based on a formula set forth in the Merger Agreement) have been validly tendered (and not withdrawn) in the Offer (the “Minimum Condition”), but the number of shares of Sonic Common Stock validly tendered (and not withdrawn) in the Offer is less than that number of shares of Sonic Common Stock that, when added to the number of shares of Sonic Common Stock that may be issued pursuant to the Top-Up Option, would represent the Short-Form Merger Threshold, then upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law, Rovi and Acquisition Sub may, among other actions described in the Merger Agreement, elect to reduce the Minimum Condition to a number of shares of Sonic Common Stock such that following the purchase of shares in the Offer, Rovi and its wholly owned subsidiaries, including Acquisition Sub, would own 49.9% of the then outstanding shares of Sonic Common Stock (the “Reduced Purchase Amount”) and purchase in the Offer, on a pro rata basis based on the shares of Sonic Common Stock actually deposited in the Offer, shares of Sonic Common Stock representing the Reduced Purchase Amount.

In order to induce Rovi and Acquisition Sub to enter into the Merger Agreement, all of Sonic’s officers and directors have entered into the Shareholder Agreements, pursuant to which they have agreed, among other things, in their respective capacities as shareholders of Sonic, to tender all of their shares of Sonic Common Stock to Acquisition Sub in the Offer. The parties to the Shareholder Agreements have also agreed to vote all of their shares of Sonic Common Stock (to the extent necessary) in favor of adoption of the Merger Agreement and otherwise in favor of the Mergers. As of December 22, 2010, the shareholders who executed the Shareholder Agreements beneficially owned in the aggregate 4,059,407 shares of Sonic Common Stock (including 1,438,544 shares issuable upon the exercise of options exercisable within 60 days), which represented in the aggregate approximately 8.0% of the outstanding shares of Sonic Common Stock based on 49,263,927 shares of the issuer’s common stock outstanding as of December 22, 2010, as set forth in the Merger Agreement, and 1,438,544 shares issuable upon exercise of options exercisable within 60 days. No consideration was paid in exchange for Sonic’s directors’ and officers’ entering into the Shareholder Agreements. The obligation under the Merger Agreement of Acquisition Sub to accept for exchange and deliver consideration for shares of Sonic Common Stock validly tendered in the Offer (and not withdrawn) is not subject to a financing condition.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Shareholder Agreement, forms of which are filed as Exhibits 2.1 and 2.2, respectively, to this Schedule 13D and are incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

(a), (b) The Merger Agreement provides that Acquisition Sub will commence the Offer as soon as reasonably practicable after the date of the Merger Agreement. The obligation of Acquisition Sub to accept for exchange and deliver consideration in exchange for shares of Sonic Common Stock validly tendered in the Offer (and not withdrawn) is subject to a number of conditions set forth in the Merger Agreement, including (i) the Minimum Condition and (ii) the other conditions set forth in Exhibit B to the Merger Agreement.

The Merger Agreement further provides that, following the consummation of the Offer (and if necessary, the approval of the First Merger by Sonic’s shareholders) and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the First Merger shall be consummated. If the Offer results in Rovi owning that number of shares of Sonic Common Stock that, when added to the number of shares of Sonic Common Stock that may be issued pursuant to the Top-Up Option, would represent the Short-Form Merger Threshold, Rovi and Acquisition Sub elect to reduce the Minimum Condition to the Reduced Purchase Amount or are otherwise permitted under applicable California law, then upon consummation of the First Merger, each then-outstanding share of Sonic common stock held by persons other than Rovi or Acquisition Sub, and shareholders of Sonic who have properly preserved their appraisal rights, if any, under applicable law, will be converted into the right to receive $7.70 per share in cash and a fraction of a share of Rovi’s Common Stock equal to 0.112, in each case, subject to adjustment for stock splits, stock dividends and similar events; provided, however, that if the Offer results in Rovi owning less than that number of shares of Sonic Common Stock that, when added to the number of shares of Sonic Common Stock that may be issued pursuant to the Top-Up Option, would represent the Short-Form Merger Threshold, then the consideration paid to Sonic shareholders in the First Merger shall consist entirely of a fraction of a share of Rovi Common Stock equal to 0.2489, subject to adjustment for stock splits, stock dividends and similar events. In addition, upon completion of the First Merger, all outstanding unvested and all vested at-the-money or out-of-the money options to acquire Sonic Common Stock will be assumed by Rovi and will be converted into options for Rovi’s Common Stock, as described in the Merger Agreement, and all outstanding vested in-the-money options to acquire Sonic Common Stock will be cancelled in exchange for a payment in the form and amount payable to Sonic shareholders in the First Merger, less the applicable exercise price of such cancelled options.

In order to induce Rovi and Acquisition Sub to enter into the Merger Agreement, each of James Brailean, A. Clay Leighton, Paul Norris, R. Warren Langley, Robert M. Greber, Kevin Hell, Matthew Milne, David Habiger, Matt Di Maria, Mark Ely, Peter Marguglio, David Richter, Robert Doris and Mary Sauer has entered into a Shareholder Agreement with Rovi. The following is a summary of the Shareholder Agreements. The following summary does not purport to be a complete description of the terms and conditions of the Shareholder Agreements and is qualified in its entirety by reference to the Shareholder Agreement, the form of which is attached as Exhibit 2.2 hereto and is incorporated herein by reference.

Pursuant to the terms of the Shareholder Agreements, each shareholder who entered into a Shareholder Agreement has agreed to:

•	tender (and not withdraw) all of the shares of Sonic Common Stock beneficially owned by such shareholder in the Offer;

•	vote in favor of the Mergers, the adoption of the Merger Agreement and the terms thereof and the other actions contemplated therein;

•	vote against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Sonic in the Merger Agreement; and

•

vote against any action that is intended, or that could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Offer or either of the Mergers or any of the other transactions contemplated by the Merger Agreement or the Shareholder Agreement.

Under the terms of the Shareholder Agreements, each shareholder has also agreed to restrictions on the transferability of its shares and the transferability of certain voting rights; provided, however, that each shareholder may transfer its shares pursuant to the terms, in effect as of December 22, 2010, of a written plan that meets all of the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934. Each Shareholder Agreement automatically terminates upon the earlier to occur of completion of the First Merger, or upon termination of the Merger Agreement in accordance with its terms. Each Shareholder Agreement also contains customary representations and warranties.

(c) Not applicable.

(d) The Merger Agreement provides that, effective upon the acceptance for exchange of shares of Sonic Common Stock in the Offer and from time to time thereafter, Rovi will be entitled to designate the number of directors to serve on the board of directors of Sonic, rounded up to the next whole number, equal to the product of: (i) the total number of directors on Sonic’s board of directors (giving effect to any increase in the size of Sonic’s board of directors effected pursuant to the Merger Agreement); multiplied by (ii) a fraction having a numerator equal to the aggregate number of shares of Sonic Common Stock then beneficially owned by Rovi or Acquisition Sub (including all shares of Sonic Common Stock accepted for exchange pursuant to the Offer), and having a denominator equal to the total number of shares of Sonic Common Stock then issued and outstanding; provided, however, that in all events the minimum number of the members of Sonic’s board of directors shall be five (5) and Rovi’s designees shall be of such number so as to constitute at least a majority of the members of Sonic’s board of directors, including in the circumstance where Rovi and Acquisition Sub elect to reduce the Minimum Condition to the Reduced Purchase Amount.

Promptly following a request from Rovi, Sonic must take all actions necessary to cause Rovi’s designees to be elected or appointed to Sonic’s board of directors, including seeking and accepting resignations of incumbent directors and, if such resignations are not obtained, increasing the size of Sonic’s board of directors; provided that the size of Sonic’s board of directors may not exceed nine members, as provided in Sonic’s restated Bylaws. Furthermore, after the acceptance for exchange of shares of Sonic Common Stock in the Offer and from time to time thereafter, to the extent requested by Rovi, Sonic must also use reasonable best efforts, as permitted by all applicable legal requirements (including the rules of the NASDAQ Global Market), to: (A) obtain and deliver to Rovi the resignation of each individual who is an officer of Sonic; and (B) cause individuals designated by Rovi to constitute the number of members, rounded up to the next whole number, on (1) each committee of Sonic’s board of directors and (2) the board of directors of each subsidiary of Sonic (and each committee thereof) that represents at least the same percentage as individuals designated by Rovi represent on the board of directors of Sonic.

The Merger Agreement further requires that, at all times until the completion of the First Merger, at least two of the members of Sonic’s board of directors are “continuing directors” who were directors of Sonic on December 22, 2010, the date that the Merger Agreement was executed and who are independent directors for purposes of the continued listing requirements of NASDAQ (“Independent Directors”);

provided, however, that if at any time prior to the First Merger there is only one Independent Director serving as a director of Sonic for any reason, then Sonic’s board of directors must, subject to the following sentence, cause an individual selected by the remaining Independent Director to be appointed to serve on Sonic’s board of directors. Prior to the acceptance for exchange of shares of Sonic Common Stock in the Offer, Sonic must select two alternate Independent Directors that the board of directors of Sonic must appoint in the event of death, disability or resignation of the Independent Directors, each of whom must, following such appointment to Sonic’s board of directors, be deemed to be an Independent Director of Sonic.

Upon consummation of the First Merger, the members of the board of directors of Acquisition Sub immediately prior to the effective time of the First Merger will become the directors of the surviving corporation (as defined in the Merger Agreement), until their respective successors are duly elected or appointed and qualified. Upon consummation of the First Merger, the officers of Acquisition Sub immediately prior to the effective time of the First Merger will become the initial officers of the surviving corporation, until their respective successors are duly appointed.

(e) Other than as a result of the Mergers described in Item 3 and Item 4 above, not applicable.

(f) Upon consummation of the First Merger, Sonic will become a wholly-owned subsidiary of Rovi.

(g) Upon consummation of the First Merger, the articles of incorporation of Sonic will be amended and restated in their entirety to be identical to the articles of incorporation of Acquisition Sub, as in effect immediately prior to the effective time of the First Merger (except that the name of Sonic will remain Sonic Solutions), and such articles of incorporation of Sonic, as so amended and restated, will be the articles of incorporation of the surviving corporation until thereafter amended in accordance with the California General Corporation Law and such articles of incorporation. Upon consummation of the First Merger, the bylaws of Acquisition Sub, as in effect immediately prior to the First Merger, will be, at the effective time of the First Merger, the bylaws of the surviving corporation until thereafter amended in accordance with the California General Corporation Law, the articles of incorporation of Sonic and such Bylaws.

(h) – (i) In connection with the consummation of the First Merger, the Sonic Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the NASDAQ Global Market.

(j) Other than as described above, Rovi currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) As a result of the Shareholder Agreements, Rovi is or may be deemed to be the beneficial owner of 4,059,407 shares of Sonic Common Stock (including 1,438,544 shares issuable upon the exercise of options exercisable within 60 days). Such shares constitute approximately 8.0% of the issued and outstanding shares of Sonic Common Stock based on 49,263,927 shares of the issuer’s common stock outstanding as of December 22, 2010, as set forth in the Merger Agreement, and 1,438,544 shares issuable upon exercise of options exercisable within 60 days. Of these shares, Rovi is entitled to rights as a shareholder of Sonic with respect to 0 shares and may be deemed to have shared voting and dispositive power with respect to all such shares. Rovi hereby expressly disclaims beneficial ownership of all such shares.

(c) Neither Rovi nor, to the knowledge of Rovi, any director or executive officer of Rovi named in Schedule I to this Schedule 13D, has effected any transaction in shares of Sonic Common Stock during the past 60 days, except as disclosed herein.

(d) Not applicable.

(e) Not applicable.

The description contained in this Item 5 of the transactions contemplated by the Merger Agreement and the Shareholder Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Shareholder Agreement, which are filed as Exhibits 2.1 and 2.2, respectively, to this Schedule 13D and are incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the knowledge of Rovi, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of Sonic other than the following:

(a)	The Merger Agreement, which contemplates the acquisition by Rovi, through Acquisition Sub, of all of the outstanding common stock of Sonic in a two-step transaction comprised of the Offer followed by the First Merger. The information contained in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

(b)	The Shareholder Agreements. The information contained in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

The description contained in this Item 6 of the transactions contemplated by the Merger Agreement and the Shareholder Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, and the Shareholder Agreement, which are filed as Exhibits 2.1 and 2.2, respectively, to this Schedule 13D and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.	DESCRIPTION

2.1	Agreement and Plan of Merger dated as of December 22, 2010 among Sonic Solutions, Rovi Corporation and Sparta Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Rovi on December 27, 2010).

2.2	Form of Shareholder Agreement dated as of December 22, 2010 between Rovi Corporation and the directors and officers of Sonic (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Rovi. on December 27, 2010).

[signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2010

ROVI CORPORATION

/S/ STEPHEN YU
Name:	Stephen Yu
Title:	EVP and General Counsel

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF ROVI

EXECUTIVE OFFICERS OF ROVI

AS OF DECEMBER 30, 2010

Name, Employer and Address	Title, Present Principal Occupation or Employment
Alfred J. Amoroso	President, Chief Executive Officer and Director

James Budge	Chief Financial Officer

Stephen Yu	Executive Vice President, General Counsel and Corporate Secretary

Thomas Carson	Executive Vice President, Sales and Services

All individuals listed in the above table are employed by Rovi. The principle address of Rovi is 2830 De La Cruz Boulevard, Santa Clara, CA 95050.

DIRECTORS OF ROVI

AS OF DECEMBER 30, 2010

Name, Employer and Address	Title, Present Principal Occupation or Employment
Alfred J. Amoroso 2830 De La Cruz Boulevard Santa Clara, CA 95050	President, Chief Executive Officer and Director of Rovi

Andrew K. Ludwick 2830 De La Cruz Boulevard Santa Clara, CA 95050	Director of Rovi

Alan L. Earhart 2830 De La Cruz Boulevard Santa Clara, CA 95050	Director of Rovi, Brocade Communications Systems, Inc., and NetApp, Inc.

James E. Meyer 2830 De La Cruz Boulevard Santa Clara, CA 95050	Director of Rovi and President of Operations and Sales at Sirius XM Radio, Inc.

James O’Shaughnessy 2830 De La Cruz Boulevard Santa Clara, CA 95050	Director of Rovi and Consultant in the field of intangible asset management

Ruthann Quindlen 2830 De La Cruz Boulevard Santa Clara, CA 95050	Director of Rovi and Managing Member, Institutional Venture Partners VI-VIII Funds

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

2.1	Agreement and Plan of Merger dated as of December 22, 2010 among Sonic Solutions, Rovi Corporation and Sparta Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Rovi on December 27, 2010).

2.2	Form of Shareholder Agreement dated as of December 22, 2010 between Rovi Corporation and the directors and officers of Sonic (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Rovi. on December 27, 2010).